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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Feinberg                        Larry                  N.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     Oracle Associates, LLC
     200 Greenwich Avenue, 3rd Floor
--------------------------------------------------------------------------------
                                    (Street)

     Greenwich                        CT                   06830
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     03/09/01
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Texas Biotechnology Corporation (TXB)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [x]  10% Owner
     [_]  Officer (give title Below)           [_]  Other (Specify below)(1)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [x]  Form filed by One Reporting Person

     [_]  Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.005 par value
per share ("Common Stock")               4,156,324                   I                    (1)

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                24,000                   D                    (2)

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                             (Print or Type Responses)
                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

No Derivative
Securities Owned
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) The shares of Common Stock to which this note relates are held directly by Oracle Partners, L.P. ("Oracle Partners") (2,448,700 shares), Oracle Institutional Partners, L.P. ("Oracle Institutional") (634,100 shares), GSAM Oracle Investments, Inc. ("GSAM Investments") (702,924 shares), Oracle Offshore Limited ("Oracle Offshore") (335,600 shares), and Oracle Management, Inc. Employees Retirement Plan (the "Retirement Plan") (30,000 shares). Oracle Investment Management, Inc. (the "Investment Manager") serves as investment manager to and has investment discretion over the securities held by GSAM Investments, Oracle Offshore and the Retirement Plan. The undersigned is (i) the senior managing member of Oracle Associates, LLC, the general partner of Oracle Partners and Oracle Institutional and (ii) the sole shareholder and president of the Investment Manager. In accordance with Instruction 5(b)(iv), the entire number of shares of Common Stock held by Oracle Partners, Oracle Institutional, GSAM Investments, Oracle Offshore and the Retirement Plan is reported herein. The undersigned disclaims any beneficial ownership of the securities to which this Form 3 relates for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended, (the "Act") except as to such securities representing the undersigned's pro rata interest in, and interest in the profits of, Oracle Partners, Oracle Institutional, GSAM Investments, Oracle Offshore and the Retirement Plan.

Also included are 5,000 shares of Common Stock owned by Mr. Joel Liffman, an investment professional employed by the Investment Manager. This filing shall not be deemed an admission that the undersigned is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities owned by Mr. Liffman.

(2) The 24,000 shares of Common Stock to which this note relates are held directly by the undersigned, as trustee for each of The Feinberg Family Foundation (20,000 shares) and The Larry Feinberg Irrevocable Trust UAD 12/19/97 FBO Samantha Rose Feinberg (the "Trust") (4,000 shares).

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/  Larry N. Feinberg                                      03/21/01
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                           (Print or Type Responses)